Exhibit 99.1

I.	SINOVAC REPORTS UNAUDITED SECOND QUARTER 2009 FINANCIAL RESULTS

- Conference call scheduled Wednesday, August 19, 2009 at 8:00 a.m. ET - - Reaffirmation of 2009 sales projection to be $55 million to $60 million - - H1N1 vaccine may drive additional growth -

BEIJING, Aug. 19 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, announced today its unaudited financial results for the three-month and six- month periods ended June 30, 2009.

Financial Highlights

--	Sales for the quarter increased 21% to $20.0 million
--	Sales for the six-month period increased 5% to $26.6 million
--	Operating income for the quarter rose 52% to $10.7 million
--	Operating income for the six-month period increased 11% to $11.3 million.
--	Net income attributable to the shareholders increased 74% to $5.8 million in the second quarter, with diluted EPS of $0.14
--	Cash and cash equivalents at June 30, 2009 was $46.7 million.

Business Highlights

--
In June, Sinovac received the first order in China to supply its pandemic influenza A (H1N1) vaccine to the Beijing government. The initial order consisted of vaccines for 2 million people; delivery is expected by the end of September with additional orders expected to commence in October.

--
In July, Sinovac began the clinical trial of its H1N1 influenza vaccine, enrolling 1,614 volunteers, including 101 elders, 706 adults, 404 juveniles and 403 children. The trial began on July 21, 2009 and all of the volunteers received their first shot of the vaccine through July 25, 2009. During the three-day observation period, none of the volunteers experienced a severe adverse reaction.  Between August 12 and 15, 2009, the volunteers received the second shot of the vaccine. Preliminary tests on the H1N1 influenza vaccine have indicated that the vaccine is safe and reliable in humans.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "We are very pleased with our second quarter results, with sales up 21% and net income up 74%. Our revenue growth in the quarter was partly driven by increased sales of our inactivated hepatitis A vaccine, Healive®, to the public market, as we worked to fulfill the previously announced purchase order from China's Ministry of Public Health (MOH). Sinovac fulfilled and recorded 89% of the original order for $12.8 million worth of doses in the second quarter of 2009. Going forward, we will continue to focus on increasing our penetration of both the private and public markets.

"Since the onset of the global outbreak of the H1N1 influenza virus, Sinovac has earned a great deal of recognition from local and national governments and health agencies for our efforts to help prevent and control the spread of this virus. As China's only approved manufacturer of a pandemic influenza (H5N1) vaccine, we had the fully integrated human vaccine development expertise and manufacturing capability necessary to quickly produce a vaccine for H1N1. In June, Sinovac was the first company in China to receive an order for the H1N1 influenza vaccine; we expect to deliver the initial order of vaccines for 2 million people to the Beijing government by the end of September 2009. Administration of the second dose of H1N1 vaccine to volunteers began on August 12, 2009 and has been completed. The clinical data unblinding conference was held in Beijing on the afternoon of August 17, 2009. The analysis of the clinical trial results showed that the H1N1 vaccine developed by Sinovac induces good immunogenicity and has good safety profile after one dose. Sinovac plans to complete the summary report as soon as possible and fully evaluate the safety and immunogenicity of the H1N1 vaccine. We plan to apply for the Production License for H1N1 vaccine in compliance with SFDA's regulations. We are very proud to be able to make such a significant contribution in helping to slow the spread of this epidemic in China.

Mr. Yin continued, "We remain very excited about our growth prospects for 2009 and beyond. In addition to the H1N1 vaccine, we have a robust pipeline of other investigational vaccines, including enterovirus 71 (EV 71), pneumococcal conjugated vaccine, and Japanese encephalitis. Overall, our objective for the next three to five years is to have one or two product candidates per year entering into clinical trials beginning in 2010 and one or two products launched into the market per year commencing in 2012. In addition to our organic growth strategy, we have the financial flexibility to selectively pursue acquisition candidates that will help to expand our product pipeline, due to $47 million of cash and cash equivalents on our balance sheet. Previously, we projected revenues of $55 million to $60 million for the full year 2009. Based largely on expected demand for our H1N1 vaccine, we believe that our 2009 revenues will exceed expectations. However, due to uncertainty on the timing of future orders, we are not able to further quantify our expectations.

Market Overview

The market for Sinovac's principal product, Healive, has been developed with the PRC government greatly expanding publicly funded inoculations. As a result, the share of the market generated by public sales is expected to increase in the next few years, and private market sales are expected to decrease as a percentage of overall sales. Although the gross margin on public sales is lower than on private sales, Sinovac expects to realize offsetting cost savings and efficiencies.

In the current year, Sinovac expects to generate significant revenues from the sale of H1N1 vaccine, but this is expected to be a short-term initiative that will extend through to the end of the influenza season in the spring of 2010. These sales are not expected to be recurring, but demonstrate the Company's ability to develop, manufacture and distribute vaccines on short notice.

In future periods, the Company is seeking to expand its sales by adding new product lines, including the sale of animal vaccines by its subsidiary Tangshan Yian.

Financial Review for Three Months Ended June 30, 2009

During the second quarter of 2009, sales were $20.2 million, up 21.2 percent from $16.5 million in the second quarter of 2008. Sinovac continues to devote significant resources to marketing Healive to China's private market and an increase in demand for Healive in the public market is expected as well.

During the second quarter of 2009, Sinovac's unit dose sales were:

Three months ended June 30	2009	2008
	(000 doses)	(000 doses)

Healive	3,263	2, 720
Bilive	315	176

Sales of Healive in the quarter were largely driven by fulfillment of the previously announced MOH purchase order as part of its vaccination campaign. Sales of the hepatitis A vaccine to the public market accounted for 60% of total sales in the quarter. Sales of Bilive increased significantly during the quarter and the Company expects it to become a complementary product to Healive in the private market, whereas Healive is expected to increasingly penetrate the public market.

Gross profit for the second quarter 2009 was $16.3 million, with a gross margin of 81%, compared to $13.9 million and a gross margin of 84%, for the same period of 2008. The gross margin was adversely impacted by the lower selling price on the 2 million doses of hepatitis A vaccine sold to MOH. The gross margin for the second quarter of 2009 increased from the gross margin of 78% reported in the first quarter of 2009 due to efficiencies resulting from expanded production volume.

Total operating expenses for the second quarter of 2009 were $5.6 million, compared to $6.9 million in the comparative period in 2008. Selling, general and administrative expenses for the second quarter of 2009 were $4.9 million, compared to $6.0 million in the same period of 2008. SG&A expenses, as a percentage of second quarter 2009 sales, decreased to 24%, down from 37% during the prior year. The lower selling expenses resulted from the higher proportion of Healive sold to the government.

Net research and development expenses for the second quarter 2009 were $550,000, compared to $668,000 in the same period of 2008. R&D expenses in the second quarter of 2009 were mainly related to the EV 71 vaccine, pneumococcal conjugated vaccine, and universal pandemic influenza vaccine.

Second quarter 2009 operating income was $10.7 million, compared to operating income of $7.0 million in the prior year. Net income for the second quarter of 2009 included $126,000 in net interest and financing expenses and $2.1 million in income tax expenses. Net income for the same period of 2008 included $541,000 of net interest expense and $1.6 million of income tax expense. Net income for second quarter of 2009 was $5.8 million, or $0.14 per diluted share, up 75% compared to net income of $3.3 million, or $0.08 per diluted share, in the same period of 2008.

As of June 30, 2009, Sinovac's cash and cash equivalents totaled $46.7 million, compared to $32.9 million as of December 31, 2008. The increase in cash and cash equivalents primarily reflects an commercial bank loan obtained in the second quarter.

Financial Review for Six-Months Ended June 30, 2009

During the six-months ended June 30, 2009, sales were $26.6 million, up 4.7 percent from $25.4 million for the same period in 2008. Sinovac recorded a strong second quarter, which greatly improved the company's performance for the year to date.

During the first six-months of 2009, Sinovac's unit dose sales were:

Six months ended June 30	2009	2008
	(000 doses)	(000 doses)

Healive	4,034	4,220
Bilive	491	207
Anflu	136	23

Gross profit for the six-month period was $21.4 million, with a gross margin of 80%, compared to $21.7 million and a gross margin of 86%, for the prior year period. The gross margin was adversely affected by the lower selling price of the 2 million doses of hepatitis A vaccine sold to MOH in the second quarter of 2009. Total operating expenses for the first six months of 2009 were $10.0 million, compared to $11.6 million in the comparative period in 2008.

Selling, general and administrative expenses for the first six months of 2009 were $8.4 million, compared to $9.6 million in the prior year period. SG&A expenses as a percentage of sales decreased to 32 percent, down from 38 percent in the comparative period. Net research and development expenses for the first six-months of 2009 were $1.3 million, compared to $1.6 million in the prior year period.

Operating income for the six-months ended June 30, 2009 was $11.3 million, compared to an operating income of $10.2 million in the prior year period. Net income for the first six months of 2009 included $159,000 in net interest and financing expenses and $2.6 million in income tax expenses. Net income for the same period of 2008 included $653,000 of net interest expense and $2.3 million of income tax expense. Net income for the first six months of 2009 was $5.8 million, or $0.14 per diluted share, compared to net income of $4.9 million, or $0.12 per diluted share, in the same period of 2008.

Conference Call Details

The Company will host a conference call on Wednesday, August 19, 2009 at 8:00 a.m. ET (8:00 p.m. China Standard Time) to review the Company's second quarter financial results for the period ended June 30, 2009 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11:00 a.m. ET on August 19, 2009 until September 2, 2009. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 330444. A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning August 19, 2009 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza), Panflu(TM) (pandemic influenza (H5N1) has already been approved for government stockpiling) and an H1N1 vaccine. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis vaccine, and human rabies vaccine. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SINOVAC BIOTECH LTD.
Consolidated Statements of Income and Comprehensive Income
Three Months and Six Months Ended June 30, 2009 and 2008
(Unaudited)
(Expressed in U.S. Dollars)

	Three months ended		Six months ended
	30-Jun		30-Jun
	2009	2008	2009	2008

Sales	$20,018,327	$16,521,429	$26,584,426	$25,383,430
Cost of sales	3,762,786	2,613,939	5,210,556	3,661,805
Gross profit	16,255,541	13,907,490	21,373,870	21,721,625
Selling, general and administrative expenses	4,860,279	6,038,650	8,407,902	9,616,536

Research and development expenses	549,734	667,508	1,309,175	1,596,844

Depreciation of property, plant and equipment and amortization of licenses and permits	167,004	169,484	331,873	347,713
Total operating expenses	5,577,017	6,875,642	10,048,950	11,561,093
Operating income	10,678,524	7,031,848	11,324,920	10,160,532
Interest and financing expenses	-199,113	-399,854	-325,313	-557,561

Interest income and other income (expenses)	73,020	-141,491	166,151	-95,141

Income before income taxes and non-controlling interest	10,552,431	6,490,503	11,165,758	9,507,830

Income taxes recovery (expense)
- Current	-1,471,543	-2,579,104	-1,795,917	-3,224,439
- Deferred	-690,556	970,614	-847,950	897,433
Net income for the period	8,390,332	4,882,013	8,521,891	7,180,824

Net income attributable to non-controlling interest	-2,581,676	-1,545,764	-2,688,556	-2,284,619
Net income attributable to the stockholders	$5,808,656	$3,336,249	$5,833,335	$4,896,205
Net income for the period	$8,390,332	$4,882,013	$8,521,891	$7,180,824
Other comprehensive income
Foreign currency translation adjustment	-38,279	960,676	26,620	2,243,204
Comprehensive income	8,352,053	5,842,689	8,548,511	9,424,028

Comprehensive income attributable to non-controlling interest	2,583,246	1,551,187	2,695,811	2,299,930
Comprehensive income attributable to stockholders	$5,768,807	$4,291,502	$5,852,700	$7,124,098
Earnings per share – basic and diluted	0.14	0.08	0.14	0.12
Weighted average number of shares of common stock outstanding
- Basic	42,427,503	42,851,228	42,653,223	41,983,709
- Diluted	42,431,249	43,210,296	42,653,223	42,351,756

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
(Unaudited)
(Expressed in U.S. Dollars)

	June 30,	December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$46,704,452	$32,894,102
Accounts receivable – net	31,740,850	19,486,596
Inventories	9,654,400	6,486,351
Income tax refundable	521,484	348,018
Prepaid expenses and deposits	678,673	933,297
Deferred tax assets	448,965	1,189,831
Due from related party	1,460,963	-

Total current assets	91,209,787	61,338,195

Property, plant and equipment	21,244,659	19,262,099
Long term inventories	2,919,129	942,514
Deferred tax asset	545,102	569,937
Licenses and permits	893,146	1,090,477

Total assets	$116,811,823	$83,203,222

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable	$24,105,891	$8,024,277
Accounts payable and accrued liabilities	11,708,409	11,909,037
Due to related parties	46,971	46,971
Dividends payable to non-controlling shareholder of Sinovac Beijing	115,835	115,677
Deferred research grants	1,011,842	1,182,703
Total current liabilities	36,988,948	21,278,665
Deferred government grants	2,749,228	2,836,994
Loan payable	2,191,445	2,188,439
Deferred revenue-H5N1	9,642,356	-
Long-term debt	14,583,029	5,025,433
Total liabilities	51,571,977	26,304,098
Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock	-	-
Common stock	42,424	42,894
Additional paid in capital	41,422,187	41,629,506
Accumulated other comprehensive income	4,162,591	4,143,225
Dedicated reserves	5,549,684	5,549,684
Retained earnings (Accumulated deficit)	4,181,800	-1,651,534
Total stockholders' equity	55,358,686	49,713,775
Non-controlling interest	9,881,160	7,185,349
Total equity	65,239,846	56,899,124
Total liabilities and equity	$116,811,823	$83,203,222

SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flows
Three Months and Six Months Ended June 30, 2009 and 2008
(Unaudited)
(Expressed in U.S. Dollars)

	Three Months ended June 30		Six Months ended June 30
	2009	2008	2009	2008
Cash flows from (used in) operating activities
Net Income for the period	$8,390,332	$4,882,013	$8,521,891	$7,180,824
Adjustments to reconcile net income to net cash used by operating activities:
- deferred income taxes	690,556	-970,614	847,950	-897,433
- loss (income) on disposal fixed assets	2,434	-	-7,349	-
- stock-based compensation	61,540	16,635	128,043	33,271
- provision for doubtful debts	1,443,986	932,113	2,312,924	1,559,918
- depreciation of property, plant and equipment, and amortization of licenses	431,753	388,460	864,107	780,563
- research and development expenditures qualified for government grant	-70,374	-126,829	-128,685	-130,848
Change in other assets and liabilities
- accounts receivable	-12,080,553	-9,218,834	-14,543,552	-13,369,079
- inventories	-2,803,876	-865,187	-5,135,639	-2,314,630
- income tax refundable	712,224	-	-173,028	-
- prepaid expenses and deposits	224,922	-403,304	255,826	-84,290
- advance from stockpiling program	9,644,568	-	9,644,568	-
- accounts payable and accrued liabilities	1,487,986	3,668,617	-1,283,789	4,142,407
Net cash provided by (used in) operating activities	8,135,498	-1,696,930	1,303,267	-3,099,297
Cash flows from (used in) financing activities
Loan proceeds	16,074,281	-	16,074,281	-
Loan repayment	-	-	-	-
Proceeds from issuance of common stock	-	1,966	-	9,815,265
Repurchase of common shares	-16,189	-	-335,832	-
Loan to non-controlling shareholder of Sinovac Beijing	-	-	-1,460,600	-
Proceeds from shares subscribed	-	39,295	-	39,295
Dividends paid to non-controlling shareholder of Sinovac Beijing	-	-	-	-2,947,877
Government grant received	-	70,695	-	70,695
Net cash provided by financing activities	16,058,092	111,956	14,277,849	6,977,378

Cash flows from (used in) investing activities
Restricted cash	-	935,765	-	-434,921
Acquisition of property, plant and equipment	-750,509	-1,229,151	-1,762,001	-2,236,575
Net cash used in investing activities	-750,509	-293,386	-1,762,001	-2,671,496

Exchange effect on cash and equivalents	-47,508	119,919	-8,765	542,189
Increase (decrease) in cash and cash equivalents	23,395,573	-1,758,441	13,810,350	1,748,774

Cash and cash equivalents, beginning of period	23,308,879	20,578,712	32,894,102	17,071,497

Cash and cash equivalents, end of period	$46,704,452	$18,820,271	$46,704,452	$18,820,271

Cash paid for interest, net of interest capitalized	$206,866	$133,612	$330,268	$306,005

Cash paid for income taxes	$759,318	$871,557	$1,968,944	$1,309,963